
October 29, 2014

Via E-mail
Stephen O'Rourke
Chief Executive Officer
SunEdison Emerging Markets Yield, Inc.
600 Clipper Drive
Belmont, CA 94002

> **Re:** **SunEdison Emerging Markets Yield, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 29, 2014**
> **CIK No. 0001620702**

Dear Mr. O'Rourke:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary, page 1

About SunEdison Emerging Markets Yield, Inc., page 1

2. We note your initial geographic focus will be on India, Malaysia, South Africa and China. Please clarify whether you expect to expand your geographic scope beyond these regions in the future.

3. Please provide the basis for your belief that you are "well-positioned to capitalize on favorable market trends in the renewable power generation segment, which is growing rapidly due to significant increases in energy demand, the rising retail price of electricity, the emergence in various energy markets of 'grid parity.'" Also, in an appropriate place in your prospectus, please clarify whether grid parity has been achieved or when it is expected to be achieved in India, Malaysia, South Africa and China and how the achievement of such status will be determined in each jurisdiction. In this regard, we note your disclosure on page 35 that your Malaysian PPAs are subject to adjustment if the Malaysian government determined that grid parity has been reached.

Our initial portfolio and the Call Right Projects, page 4

4. Please disclose in greater specificity the location of the assets that will comprise your initial portfolio.

Organizational Transactions, page 13

Offering Transactions, page 13

5. In an appropriate place in this section, please disclose the amount(s) that your Sponsor will receive in conjunction with this offering, including the value of the Class B common stock and interests in EM LLC to be issued to your Sponsor.

Material tax consequences, page 17

6. Please briefly address the material risks associated with your tax assets, and please add a cross-reference to your NOL risk factor disclosure.

Risk Factors, page 35

Our indebtedness could adversely affect our financial condition and ability to operate our business, . . . , page 41

7. We note your disclosure that you are currently unable to distribute any cash generated by the Silverstar Pavilion project. Please give greater prominence to this fact in your disclosure. For example, please add a related footnote to the tables on pages 4 and 141.

Also, please address this issue in your Management's Discussion and Analysis section, or alternatively, tell us why you believe this information is not material to investors.

<u>Under South Africa's renewable energy program, renewable energy producers are required to contract with a single offtake purchaser…page 55</u>

8. Please elaborate upon your statement that "Eskom's financial condition has declined in recent years" by explaining how the decline has manifested itself and providing quantified information, if possible. In light of this disclosure, please also revise your disclosure to explain how this risk can be reconciled with your statements elsewhere in your prospectus that your objective is to acquire clean energy generation assets that produce "high quality contracted cash flows, primarily by serving utility and commercial customers with strong credit ratings."

<u>Use of proceeds, page 77</u>

9. We note you quantify net offering proceeds after deducting underwriting discounts and commissions "but before offering expenses." Please revise your disclosures to calculate net offering proceeds after offering expenses. See Item 504 of Regulation S-K. If you wish to show the amount of gross proceeds, please revise the presentation to show the gross proceeds, the deduction of offering expenses, the resulting net proceeds and your planned use of the net proceeds.

<u>Cash dividend policy, page 82</u>

10. We note that you intend to cause EM LLC to distribute a certain percentage of its cash available for distribution to its members. This cash dividend policy appears similar in many respects to the cash dividend policies of master limited partnerships (MLPs). To assist us and your investors in better understanding the differences between your company and these MLPs, with a view toward disclosure, please respond to the following:

    *   Please tell us in further detail how your cash distribution percentage will be determined and specify whether or not this percentage will generally remain fixed or fluctuate on a quarterly basis at the discretion of management.

    *   Please tell us whether your targeted cash available for distribution payout ratio or initial quarterly dividend is contemplated in any of your governing documents.

<u>Unaudited pro forma cash available for distribution for the year ended December 31, 2013 and
the six months ended June 30, 2014, page 86</u>

11. We note you adjust net cash provided by operating activities to arrive at estimated cash
available for distribution by reflecting the changes in assets and liabilities.   Please tell us
why this adjustment is necessary given that your starting point is a GAAP cash amount.

12. We note that the Class B units of EM LLC are deemed subordinate since they will not be
entitled to receive any distributions until the Class A and B1 units have received the
"Minimum Quarterly Distribution" plus any arrearages. Please tell us and disclose if
your historical and/or projected cash distribution tables assume any distributions to Class
B unitholders and, if so, discuss how you determined the amounts.

13. We note that your cash distribution tables include an "Estimated cash available for
distribution" line item. If this amount represents the estimated CAFD of your EM LLC
subsidiary, please revise this line item description so an investor does not equate these
amounts as the amounts available to be distributed via your quarterly dividends.

<u>Estimated cash available for distribution for the twelve months ending December 31, 2015 and
June 30, 2016, page 88</u>

14. We note that you provide estimated cash available for distribution tables for the twelve
months ended December 31, 2015 and June 30, 2016. Considering there is currently a
six-month gap between the end of the historical pro forma period and the beginning of
the projected pro forma period, please tell us or disclose whether there are any events that
have occurred or are expected to occur during the period after the end of the historical pro
forma period and beginning of the projected pro forma period that would cause the
omitted period to materially change the results of the projected or historical period if such
omitted period was included. Also explain to us and disclose why you present projected
periods that partially overlap.

<u>Assumptions and considerations, page 91</u>

15. It appears that you attribute the majority of fluctuations between the historical and
projected periods to a full year of operating results for your Malaysian projects that began
operations during the fourth quarter of 2013. To the extent that your Raj 5 project
materially contributed to the change in your operating results between periods, please
ensure you separately quantify and discuss such changes.

<u>Unaudited pro forma condensed financial statements, page 95</u>

16. We note that your Formation Transactions reflect entry into a new Bridge Facility and
that your Offering Transactions assume that EM LLC will use offering proceeds to repay
the Bridge Facility. Please clearly indicate whether or not your pro forma statements of

operations reflect any interest expense related to your Bridge Facility. Please also reflect the borrowings and repayments related to your Bridge Facility on a gross basis in your pro forma balance sheet.

Notes to the unaudited pro forma statements of operations for the six months ended June 30, 2014, page 97

17. We note that pro forma adjustment (2) reflects lower interest expense for debt repaid and higher interest for acquired debt. Please provide us with and disclose a description of the debt repaid and explain to us the nature of the "acquired debt" adjustment.

18. Please tell us why your pro forma statements of operations do not include a placeholder for pro forma adjustments to your income tax expense.

Unaudited pro forma balance sheet as of June 30, 2014, page 100

19. Please tell us if you plan to include a pro forma adjustment to APIC related to your offering and equity awards.

Management's discussion and analysis of financial condition and results of operations, page 105

Components of Results of Operations, page 111

Incentives, page 111

20. Please elaborate upon your discussion here to explain how the various incentives and subsidies you are eligible to receive from various jurisdictions will impact your results of operations and, if material, quantify such amounts. For example, we note your risk factor on page 40 that discusses the potential changes that could be made to such programs and we note your disclosure on page 147 that indicates some of the sources of such incentives.

Liquidity and capital resources, page 117

21. We note your risk factor disclosure on page 74 that foreign countries may restrict distributions from your foreign subsidiaries. In light of your disclosure that one of your principle requirements for liquidity and capital resources is cash dividends to investors and all of your current projects are located outside the United States, please tell us whether any restrictions on distributions currently exist. If so, revise your disclosure to quantify the amount of cash held in foreign jurisdictions where the funds are not readily convertible into other foreign currencies, including U.S. dollars.

Industry, page 126

22. We note references in this section to third-party sources, including Bloomberg New Energy Finance, for statistical, qualitative and comparative statements contained in your prospectus. We note the following examples:

- "Clean power sources, including solar, wind, hydro-electricity and geothermal, as well as natural gas, are expected to account for 73% of the new power generation capacity added globally from 2010 to 2020." (page 126)

- "Within our initial target markets of India, Malaysia, South Africa and China, cumulative generation capacity from renewable energy sources is expected to grow at a CAGR of 10% from 2013 to 2016." (page 126)

- "Solar energy technology is expected to reach grid parity with residential electricity prices in some regions of India by 2016 and in most other regions by 2020." (page 131)

These are only examples. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true.

Solar energy markets, page 130

23. We note your statement on page 2 that you "expect retail electricity prices to continue to rise due to increasing fossil fuel commodity prices, required investments in transmission and distribution infrastructure and increasing regulatory costs for conventional energy sources." Please enhance your disclosure by addressing these factors in the context of each of the markets in which your projects will be located.

24. We note your discussion of the status of the solar energy market and related programs in India and China. Please enhance your disclosure by providing such information for Malaysia and South Africa.

Business, page 136

Initial Portfolio, page 141

25. You refer to PPAs that contain price adjustment features on page 35. Please revise your disclosure here to address such provisions, as applicable, with respect to the PPAs

discussed here. In this regard, we note the price adjustment feature associated with your Malaysian projects.

26. Clarify your reference to "sufficient influence with respect to significant corporate and other operating matters" with regard to your Malaysian assets. In this regard, your disclosure should clarify what control you have over the Malaysian assets with a view to understanding whether your cash from operations and your cash available for distribution could be impacted by your lack of control over these assets. In this regard, we note that you are currently in default on your term loan for the Silverstar Pavilion; please revise your disclosure about the status of this loan to discuss any plans to cure such default and whether the ability to cure the default is within your control.

Competition, page 144

27. Please provide further details regarding the competitive conditions in which you operate, including but not limited to, if material, an estimate of the number of competitors and your competitive position. Please also provide the basis for your belief that "[you] compete favorably with [y]our competitors." Please see Item 101(c)(1)(x) of Regulation S-K.

Management, page 152

28. For each of your identified executive officers and directors, please disclose their terms of office and the names of relevant employers over the past five years as required by Item 401 of Regulation S-K

Certain Relationships and Related Party Transactions, page 163

29. We note the various project support and management and O&M agreements you summarize here. Please revise to quantify the amount of the compensation that has been or will be provided under these agreements, consistent with Item 404(a)(3) of Regulation S-K.

Notes to combined financial statements, page F-19

1. Nature of operations, page F-19

30. We note that you consolidate all three of the projects located in Malaysia even though you do not own a controlling interest in any of them. Please address the following comments related to these projects:

- Tell us in sufficient detail how you determined that you controlled these projects. In doing so, tell us if you consolidate these entities under a voting interest or variable interest model. Also explain whether or not the majority shareholders have any substantive participating rights and clarify the meaning of your disclosures on pages 54, 142, and 143 that you have "sufficient" influence with respect to significant corporate and other operating matters.

- Tell us why your statements of operations and balance sheet do not include non-controlling interest line items.

8. Related parties, page F-28

31. We note your disclosure of various transactions entered into by your Parent on your behalf with an investor in your projects. Please clarify for us how each of these transactions is reflected within your statements of operations, balance sheet and statements of cash flows. In doing so, please specify the consideration that each party received and surrendered, explain to us the nature and terms of the preference shares, and clarify if the shareholder loans are receivables or payables on your balance sheet.

32. Please reconcile the disclosure noting what you owe to the Parent and affiliates as of December 31, 2013 of $11.9 million with the amounts reflected within current and long-term liabilities on the balance sheet.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Dennis M. Myers, P.C.
        Kirkland & Ellis LLP